May 26, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (215) 575-7200

Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ  08054

	Re:	Sterling Banks, Inc.
		Registration Statement on Form S-4
		Filed April 28, 2006
		File No. 333-133649


Dear Mr. King:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Disclose that insiders intend to vote their 19% ownership in favor of the reorganization and stock option plan. If the 8% holder or institutional investor has indicated how they will vote, please disclose.

2. Advise the staff of the reasons for including the language that the proxy statement/prospectus does not cover any resales of the registered stock.

Summary, page 7

3. Please remove the language in the introductory paragraph stating that the summary is not complete. A summary, by definition, does not contain all of the information that it is summarizing. Also, replace the word "certain" in the first sentence with a more descriptive term.

4. Provide summary disclosure of the stock option plan. Specify in the heading and the discussion that the options are limited to management employees. Include the number and estimated value of shares involved and the effects on compensation costs, earnings and dilution. Also disclose that Sterling may reimburse management for taxes owed based on the sale of stock received on the exercise of options. Provide full disclosure in the discussion of proposal III.

5. Please summarize the anti-takeover provisions in the certificate of incorporation and bylaws of Sterling Banks, Inc. Provide full disclosure in the main section on page 32, specifically discussing under a descriptive subheading each provision with potential anti-takeover implications. Also, include risk factor disclosure or advise us of the reasons it is not included.

Introduction, page 7

6. Please disclose the website address for each of Sterling Bank and
Sterling Banks, Inc.

Tax Consequences of the Reorganization, page 7

7. Disclose that you have obtained a legal opinion on the tax consequences.

General Information
Voting Rights and Solicitation of Proxies, page 14
8. Concerning the statement that you may adjourn or postpone the meeting, the staff`s position is that any adjournment or postponement to solicit additional proxies is a substantive matter. Accordingly, you may not use discretionary authority granted by proxies voted against the reorganization or stock option plan to adjourn the meeting to solicit additional votes. If you are considering adjourning the meeting to solicit additional proxies, consider adding adjournment and postponement to the matters to be voted on by shareholders.

Employment/Change-in-Control Agreements, page 23

9. Expand the last sentence of the first paragraph to clarify the benefits due to Mr. King in the event of a change-in-control where Mr. King terminates his employment within 180 days from that event.

Certain Federal Income Tax Consequences, page 28

10. Please replace the word "certain" in the heading and first sentence with "material."

11. In the second paragraph, clarify whether the representations relied on were factual.

Business of the Bank, page 42

12. Please expand the disclosure on your market area to include meaningful demographic information and trends, such as the largest employers; population density, age and growth; median income and population aging information.

Selected Historical Financial Data, page 53

13. Please revise to include your selected quarterly data under Item
302 of Regulation S-K.

Management`s Discussion and Analysis
Allowance for Losses on Loans, page 59

14. We note your disclosure that your allocation of allowance tabular
presentation for loan losses includes any provision for loan losses
associated with loans held for sale.  Please revise to clarify that
the allowance for loan losses does not include any valuation allowance related to loans held for sale since loans held for sale are recorded at the lower of cost or market. Refer to paragraph ..08 of SOP 01-6.

Financial Statements

15. Please revise to update your financial statements as required by
Rule 3-12 of Regulation S-X.

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-8
Loans, page F-8

16. We note your disclosure on page 56 that miscellaneous fees include fees associated with your mortgage origination program. Please revise to disclose the nature of these fees and explain why they are not included in the adjustment of loan yield. Refer to paragraphs 5 - 17 of SFAS 91.

Loans Held for Sale, page F-10

17. We note your disclosure on page 46 that loans held for sale consist almost entirely of student loans generated from an agreement with SLM Inc. Please revise to describe the general terms of the agreement; including any limitations on the extent to which SLM Inc.
is obligated to purchase the loans, any recourse provisions, and how you are compensated for your participation pursuant to the agreement.
Describe your related accounting policies, as necessary.

Part II
Item 21.  Exhibits and Financial Statement Schedules, II-2
18. Please file or provide draft copies of your form of proxy and tax and legal opinions with the next amendment.

Exhibit 23.1

19. Please include an updated consent from your independent accountant in your next pre-effective amendment.

Signatures

20. The registration statement must be signed by the controller or principal accounting officer. Please designate the person signing in that capacity.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy Maloney at 202-551-3427 or Joyce Sweeny at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.



      Sincerely,


							William Friar
							Senior Financial Analyst
							Financial Services Group






cc:	Graham R. Laub
	Dilworth Paxson LLP
	1735 Market Street
	3200 Mellon Bank Center
	Philadelphia, PA  19103


Sterling Banks, Inc.
Robert H. King
May 26, 2006
Page 5